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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                              PUBLICIS GROUPE S.A.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  744 63 M 106
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                                 (CUSIP Number)

                               Jean-Michel Etienne
                         133, Avenue Des Champs-Elysees
                               75008 Paris, France
                               01133-1-44-43-72-30
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2004
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             (Date of Event which Requires Filing of this Statement)

     * If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]
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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only) Elisabeth Badinter
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2. Check the Appropriate Box if a Member of a Group (See Instructions) (1)

         (a) [ ]

         (b) [x]
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3.       SEC Use Only
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4.       Source of Funds (See Instructions) N/A
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization

Republic of France
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                                 7.  Sole Voting Power

                                 0
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Number of Shares                 8.  Shared Voting Power
Beneficially Owned
by Each Reporting                48,886,415 (representing 86,472,630 voting
Person With                      rights) (1)
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                                 9.  Sole Dispositive Power

                                 6,922,320
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                                 10.  Shared Dispositive Power

                                 41,964,095 (1)
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

48,886,415 (representing 86,472,630 voting rights) (1)
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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13. Percent of Class Represented by Amount in Row (11)

26.8% (equity interest); 36.7% (voting power)
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14.      Type of Reporting Person (See Instructions) IN
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         (1) Includes (a) 17,968,766 Shares directly owned by Dentsu Inc., representing 35,359,641 voting rights, and (b) an additional 10,722,309 Shares owned by Dentsu, the voting rights of which were contributed to a partnership (the "SEP") between Dentsu and the Reporting Person, representing 10,722,309 voting rights. Also includes usufruct interests in 13,273,020 Shares (with 26,546,040 voting rights) of which the "bare legal title" is owned by the reporting Person's children. The Reporting Person disclaims beneficial ownership of Shares owned by Dentsu (including the voting rights held by the SEP with respect to Dentsu's Shares) and of the bare legal title owned by her children. (See Item 5)

         Subsequent to the filing of Amendment No. 4 to the Schedule 13D of the Reporting Person, the Issuer provided corrected and updated information to the Reporting Person with respect to the aggregate number of voting rights of the Issuer outstanding as of September 30, 2004. As reported herein, the aggregate number of voting rights of the Issuer and the percentage of such voting rights beneficially owned by the Reporting Person, Dentsu and the SEP are based on such corrected and updated numbers of voting rights.

         The information provided to and reported by the Reporting Person in Amendment No. 4 with respect to the aggregate number of outstanding Shares of the Issuer included 13,029,521 Shares held in treasury by the Issuer. The aggregate number of Shares outstanding of the Issuer as reported herein excludes all shares held in treasury.


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         This Amendment No. 5 amends the Schedule 13D of Elisabeth Badinter and relates to ordinary shares, nominal value (euro) 0.40 per share (the "Shares"), of Publicis Groupe S.A., a societe anonyme organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs-Elysees, 75008 Paris, France. The terms "herein" and "hereof" are references to the Schedule l3D, as amended.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On October 20, 2004, the right to exercise the voting rights in 459,090 Shares which were held by the partnership (the Societe en Participation ("SEP")) formed by Ms. Badinter and Dentsu Inc. ("Dentsu") on September 24, 2004 and described in Item 4 of Amendment No. 4 to the Schedule 13D, was transferred back to Dentsu in accordance with the by-laws (statuts) of the SEP, which provide, among other things, that to the extent that Dentsu's voting power in the Issuer falls below 15%, the right of the SEP to exercise the voting rights attached to such Shares will immediately end only to the extent that it allows Dentsu to have voting rights equal to 15% of the voting power of the Issuer. The by-laws (statuts) of the SEP are described in Item 6 of Amendment No. 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Subsequent to the filing of Amendment No. 4 to the Schedule 13D, the Issuer provided corrected and updated information to Ms. Badinter with respect to the aggregate number of voting rights of the Issuer outstanding as of September 30, 2004. As reported herein, the aggregate number of voting rights of the Issuer and the percentage of such voting rights beneficially owned by Ms. Badinter, Dentsu and the SEP are based on such corrected and updated numbers of voting rights.

         The information provided to and reported by Ms. Badinter in Amendment No. 4 with respect to the aggregate number of outstanding Shares of the Issuer included 13,029,521 Shares held in treasury by the Issuer. The aggregate number of Shares outstanding of the Issuer as reported herein excludes all shares held in treasury.

         Accordingly, Items 5(a) and (b) of Schedule 13D are hereby amended and restated in its entirety as follows:

         (a), (b) Generally, Shares entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares for a consecutive two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

         Ms. Badinter owns (1) directly 6,922,319 Shares (with 13,844,638 voting rights), representing approximately 3.8% of the total outstanding Shares and approximately 5.9% of the Issuer's voting power (the "EB Shares"), (2) an additional one Share (with double voting rights),


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the right to exercise the voting rights of which was contributed to the SEP, and
(3) a usufruct interest ("Usufruct") in 13,273,020 Shares (the "Usufruct
Shares") (with 26,546,040 voting rights), representing approximately 7.3% of the total outstanding Shares and approximately 11.3% of the Issuer's voting power.

         As the Usufruct holder with respect to the Usufruct Shares, Ms. Badinter is entitled to all economic rights attached to the Usufruct Shares and has the right to vote at general shareholder meetings of the Issuer. Ms. Badinter's children own the bare legal title ("Nue Propriete") with respect to the Usufruct Shares. The holders of bare legal title to the Usufruct Shares have the right to vote at special shareholder meetings of the Issuer.

         Dentsu owns 28,691,075 Shares, consisting of (1) 17,968,766 Shares (the "Dentsu Shares") (with 35,359,641 voting rights), representing approximately 9.9% of the total outstanding Shares and representing approximately 15.0% of the Issuer's voting power and (2) an additional 10,722,309 Shares, the right to exercise the voting rights of which were contributed to the SEP. Such 28,691,075 Shares that Dentsu owns in the aggregate represents approximately 15.7% of the total outstanding Shares.

         The SEP owns the right to exercise the voting rights of 10,722,310 Shares, of which one Share has double voting rights (for an aggregate of voting rights of 10,722,311) (the "SEP Shares"). The voting rights with respect to one of the SEP Shares was contributed by Ms. Badinter, and the voting rights with respect to the remaining 10,722,309 SEP Shares were contributed by Dentsu. The SEP Shares represent approximately 5.9% of the total outstanding Shares and represent approximately 4.5% of the Issuer's voting power.

         By virtue of the Shareholders' Agreement (as amended by the First Amendment) between Ms. Badinter and Dentsu described in Items 4 and 6 of Amendment No. 4 to the Schedule 13D, Ms. Badinter may be deemed to have shared power to vote or direct the voting of the EB Shares. Ms. Badinter has the sole power to dispose or direct the disposition of, the EB Shares and the one SEP Share the voting rights to which she contributed to the SEP. Ms. Badinter and her children have shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the Usufruct Shares. By virtue of the Shareholders' Agreement (as amended by the First Amendment) between Ms. Badinter and Dentsu described in Items 4 and 6 of Amendment No. 4 to the Schedule 13D, Ms. Badinter may be deemed to have (a) shared power to vote or direct the voting of the Dentsu Shares and the SEP Shares the voting rights to which were contributed by Dentsu, and (b) shared power to dispose of, or direct the disposition of, the Dentsu Shares and the SEP Shares the voting rights to which were contributed by Dentsu. By virtue of the by-laws (statuts) of the SEP described in Item 6 of Amendment No. 4 to the Schedule 13D, Ms. Badinter may be deemed to have shared power to vote or direct the voting of the SEP Shares and shared power to dispose of, or direct the disposition of, the SEP Shares the voting rights to which were contributed by Dentsu.

         Based on the above, as of October 20, 2004, Ms. Badinter may be deemed to beneficially own 48,886,415 Shares (with 86,472,630 voting rights), representing 26.8% of the total outstanding Shares and 36.7% of the Issuer's voting power.


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         Ms. Badinter disclaims beneficial ownership of Shares owned by Dentsu
(including the voting rights held by the SEP with respect to Dentsu's Shares) and of the bare legal title owned by her children.

         All Share information and all percentages set forth in this Item 5 and in the cover page hereto are calculated based on 182,389,620 Shares outstanding as of September 30, 2004 (which number of Shares excludes 13,029,521 Shares held in treasury by the Issuer), representing an aggregate number of voting rights of 235,729,605, which number of Shares and corrected number of voting rights were provided by or on behalf of the Issuer to Ms. Badinter.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2004
                                              /s/ Elisabeth Badinter
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                                              Elisabeth Badinter